SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February 2012
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended December 31, 2011

(TRANSLATION)

Sony Corporation

Note for readers of this English translation
On February 14, 2012, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2011 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement
Statements made in this translation with respect to the current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer Products & Services and the Professional, Device & Solutions segments); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the October 2011 floods in Thailand. Risks and uncertainties also include the impact of any future events with material adverse impact.

I  Corporate Information
(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Nine months Ended December 31, 2010	Nine months Ended December 31, 2011	Fiscal year Ended March 31, 2011
Sales and operating revenue	5,600,447	4,892,786	7,181,273
Operating income (loss)	273,189	(65,863)	199,821
Income (loss) before income taxes	273,155	(82,700)	205,013
Net income (loss) attributable to Sony Corporation’s stockholders	129,217	(201,447)	(259,585)
Comprehensive income (loss)	(2,328)	(262,502)	(359,727)
Total equity	3,266,792	2,655,542	2,936,579
Total assets	13,086,208	12,916,000	12,924,988
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	128.76	(200.73)	(258.66)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	128.58	(200.73)	(258.66)
Ratio of stockholders’ equity to total assets (%)	22.3	17.2	19.7
Net cash provided by operating activities	403,911	283,791	616,245
Net cash used in investing activities	(582,405)	(607,168)	(714,439)
Net cash provided by (used in) financing activities	(10,263)	159,495	(10,112)
Cash and cash equivalents at end of the period	919,765	801,708	1,014,412

	Yen in millions, Yen per share amounts
	Three months Ended December 31, 2010	Three months Ended December 31, 2011
Sales and operating revenue	2,206,246	1,822,876
Net income (loss) attributable to Sony Corporation’s stockholders	72,334	(158,968)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	72.08	(158.40)

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income (loss).
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview
There was no significant change in the business of Sony during the nine months ended December 31, 2011.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2012. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 9. Business segment information.”

As of December 31, 2011, the Company had 1,290 subsidiaries and 97 affiliated companies, of which 1,259 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 89 affiliated companies.

II  State of Business
(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factors below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2011. The changes are indicated by underline below. Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony continued to implement restructuring initiatives in the fiscal year ended March 31, 2011 that focused on a review of the Sony group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions. As a result of these restructuring initiatives, a total of 67.1 billion yen in restructuring charges has been recorded in the fiscal year ended March 31, 2011. While Sony anticipates recording approximately 55 billion yen of restructuring charges for the fiscal year ending March 31, 2012, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses. Restructuring charges are recorded in cost of sales, selling, general and administrative expenses and loss (gain) on sale, disposal or impairment of assets and other (net) and thus initially adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders. Sony plans to continue rationalizing its manufacturing operations, shifting and consolidating manufacturing to lower-cost countries, increasing the utilization of OEMs and ODMs and outsourcing its support functions and information processing operations to external partners. In addition, Sony continues to undertake business process optimization and enhance profitability through four horizontal platforms for (i) global sales and marketing, (ii) manufacturing, logistics, procurement and customer services, (iii) R&D, and (iv) common software development functions.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to market conditions worsening beyond expectations. Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of the payment for restructuring charges.

Sony’s acquisitions and joint ventures within strategic business areas may not be successful.

Sony actively engages in acquisitions, joint ventures and other strategic investments in order to acquire new technologies, efficiently develop new businesses, and enhance its business competitiveness.

Sony may incur significant integration expenses to incorporate acquired businesses. Additionally, Sony may not achieve strategic objectives, planned revenue improvements and cost savings, and may not retain key personnel of the acquired businesses. Sony’s operating results may also be adversely affected by the assumption of liabilities related to any acquired businesses.

Sony currently has investments in several joint ventures, including Sharp Display Products Corporation, a joint venture with Sharp Corporation for the production and sale of large-sized liquid crystal display (“LCD”) panels and modules. If Sony and its partners are unable to reach their common financial objectives successfully, due to changes in the competitive environment or other reasons, Sony’s operating results may be adversely affected. Sony’s operating results may also be adversely affected in the short- and medium-term during the partnership, even if Sony and its partners remain on course to achieve their common financial objectives. In addition, by participating in joint ventures or other strategic investments, Sony may encounter conflicts of interest, may not maintain sufficient control over these relationships, including over cash flow, and may be faced with an increased risk of the loss of proprietary technology or know-how. Sony’s reputation may be harmed by the actions or activities of a joint venture that uses the Sony brand. Sony may also be required to provide additional funding or debt guarantees to a joint venture, whether as a result of significant or persistent underperformance, or otherwise.

Sony recorded an impairment loss of 63.4 billion yen on its equity interest in S-LCD Corporation (“S-LCD”) in the third quarter of the fiscal year ending on March 31, 2012. In addition, Sony sold all of its equity interest in S-LCD to Samsung Electronics Co., Ltd. (“Samsung”) for a sale price of 1.07 trillion Korean Won (72.3 billion yen as of the sale date) in January 2012 and terminated the LCD panel manufacturing joint venture of the two companies pursuant to agreements signed with Samsung on December 26, 2011.

On October 27, 2011, Sony and Telefonaktiebolaget LM Ericsson (“Ericsson”) agreed that Sony would acquire Ericsson’s 50 percent equity interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) and establish a broad intellectual property cross-licensing agreement covering all products and services of Sony as well as ownership of five essential patent families relating to wireless handset technology. Sony and Ericsson also agreed to make Sony Ericsson a wholly-owned subsidiary of Sony and thereby to terminate the mobile handset business joint venture between Sony and Ericsson. The acquisition is expected to close in February 2012, subject to customary closing conditions including regulatory approvals, and Sony will pay Ericsson cash consideration of 1.05 billion euros.

Sony may not be able to recoup the capital expenditures or investments it makes to increase production capacity.

Sony continues to invest in production equipment in the CPS and PDS segments. Sony also invests in production-related joint ventures. One example is the investment Sony and Samsung Electronics Co., Ltd. (“Samsung”) made in connection with 8th generation production capacity for amorphous thin film transistor (“TFT”) LCD panel production, following investments in 7th generation production capacity at S-LCD, a joint venture of the two companies in Korea. Another example is the additional investment by Sony in image sensor fabrication facilities to meet the increasing demand for image sensors. Sony anticipates investing approximately 120 billion yen to increase its image sensor fabrication capacity for the year ending March 31, 2012. If unforeseen market changes and corresponding decline in demand result in a mismatch between sales volume and anticipated production volumes, or if unit sales prices decline due to market oversupply, Sony may not be able to recover its capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may adversely affect Sony’s profitability. Sony recorded an impairment loss of 63.4 billion yen on its equity interest in S-LCD in the third quarter of the fiscal year ending on March 31, 2012; in addition, Sony sold all of its equity interest in S-LCD to Samsung for a sale price of 1.07 trillion Korean Won (72.3 billion yen as of the sale date) in January 2012,

(2) Material Contracts
There were no material contracts executed during the three months ended December 31, 2011.

Note for readers of this English translation:
Excluding the matters as updated in the Quarterly Securities Report on Form 6-K submitted to the SEC on November 14, 2011, there was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in item 4) filed with the SEC on June 28, 2011.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

URL: The Quarterly Securities Report on Form 6-K submitted to the SEC on November 14, 2011
http://www.sec.gov/Archives/edgar/data/313838/000090342311000558/sony-6k_1114.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended December 31, 2011, since it is the same as described in the press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2011” submitted to the SEC on Form 6-K on February 2, 2012.

URL: The press release titled “Consolidated Financial Results for the Third Quarter Ended December 31, 2012”
http://www.sec.gov/Archives/edgar/data/313838/000115752312000447/a50151420.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Even though foreign exchange rates have fluctuated, there was no significant change in Sony’s risk hedging policy from the description in the Annual Report on Form 20-F filed with the SEC on June 28, 2011.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended December 31, 2011, since it is the same as described in the press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2011” submitted to the SEC on Form 6-K on February 2, 2012.

URL: The press release titled “Consolidated Financial Results for the Third Quarter Ended December 31, 2011”
http://www.sec.gov/Archives/edgar/data/313838/000115752312000447/a50151420.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:
Excluding the matters mentioned below, there was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 28, 2011. Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

The world economy currently faces lingering concerns surrounding the downturn of economic conditions in developed countries due to high unemployment and housing issues in the United States, the debt crisis in Europe, and concern over weakening export growth to Europe and the U.S. by emerging economies, resulting in a heightened sense of uncertainty regarding the future. To respond to these challenges, particularly in the CPS and PDS segments, Sony is implementing measures to reform its operational structure with priority on speed and profitability.

Regarding the television business, in the mid-range plan announced in November 2009, Sony outlined plans to create a structure under which it could attain a market share of 20%, or 40 million unit sales, in the fiscal year ending March 31, 2013 based on the expectation that the LCD TV market would continue its high level of growth. However, since then, market conditions have changed drastically, with overall industry growth slowing, and developed countries experiencing negative growth, especially the U.S. and in Europe where economic conditions have deteriorated. Furthermore, while there was an LCD panel shortage at the time of the mid-range plan announcement, there is now a surplus of LCD panels in the market. In light of these changes, Sony is revising its forecasted global unit sales to 20 million in the fiscal year ending March 31, 2012 and implementing a series of measures with the goal of establishing a stable business platform from which Sony aims to generate profit even with this reduced sales volume. Specifically, as presented on November 2, 2011, the following measures are planned to improve profitability. First, Sony is implementing measures to reduce LCD panel costs. Second, Sony plans to enhance product competitiveness and reform operations to improve marginal profit ratio. For this purpose, Sony plans to focus on improving model mix in developed countries, while aiming to expand business in developing nations at a greater than market growth rate by enhancing models designed specifically for the needs of those regions, which can be expected to result in further profitability improvement. In the area of supply chain management, new systems are being introduced with the aim of further reducing inventory turnover. Further, Sony aims to deploy unique technology such as super-resolution high image quality engines and accelerate the development of a next generation TV. Additionally, Sony plans to increase added value of TV by providing consumers with an integrated user experience across multiple devices and network services. Third, Sony plans to implement a reduction of selling, general and administrative expenses at sales companies, improve R&D efficiency, and reduce indirect costs. Through these measures, Sony is endeavoring to return the television business to profitability in the near term.

On December 26, 2011, Sony signed agreements with Samsung Electronics Co., Ltd. (“Samsung”) to transition the current business relationship with respect to LCD panels, as part of Sony’s plan to reduce LCD panel costs. Under the agreement, Sony sold all of its equity interest in S-LCD Corporation (“S-LCD”), the LCD panel manufacturing joint venture owned by Sony and Samsung, making S-LCD a wholly-owned subsidiary of Samsung. In consideration for the share transfer, cash consideration of 1.07 trillion Korean Won (72.3 billion yen as of the sale date) was paid to Sony by Samsung. Concurrently, the two companies entered into a new strategic agreement for the supply and purchase of LCD panels with the goal of enhancing the competitiveness of both companies.

For Sony, this transaction has enabled it to monetize its equity interest in S-LCD and allow it to secure a flexible and steady supply of LCD panels from Samsung, based on market prices and without the responsibility and costs of operating a manufacturing facility. Sony estimates that the transaction will result in substantial savings on and after January 1, 2012 in respect of costs associated with its procurement of LCD panels.

On October 27, 2011, Sony and Telefonaktiebolaget LM Ericsson (“Ericsson”) agreed that Sony will acquire Ericsson’s 50 percent equity interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”), making the mobile handset business a wholly-owned subsidiary of Sony. The acquisition is expected to close in February 2012, subject to customary closing conditions including regulatory approvals. During the past ten years, the mobile market has shifted focus from simple mobile phones to rich smartphones that include access to internet services and content. The transaction is a logical strategic step that takes into account the nature of this evolution and its impact on the marketplace. The transaction gives Sony an opportunity to rapidly integrate smartphones into its broad array of network-connected consumer electronics devices – including tablets, televisions and personal computers – for the benefit of consumers and the growth of its business. The transaction also provides Sony with a broad intellectual property (IP) cross-licensing agreement covering all products and services of Sony as well as ownership of five essential patent families relating to wireless handset technology. Sony believes that this acquisition will afford operational efficiencies in engineering, network development and marketing, among other areas.

Due to direct damage from inundation of Sony’s manufacturing facilities and difficulty in procuring parts and components resulting from the floods in Thailand in October 2011, Sony’s business operations were negatively impacted primarily due to temporary cessation of production at several manufacturing facilities, postponement of certain product launches and significantly lowered demand from commercial customers. The site with the largest damage, located in Ayuthaya, temporarily transferred production of interchangeable single lens cameras and other products to manufacturing facilities located in Chunburi (Thailand), China, and Japan. Sony plans to continue to work for the rapid restoration of production. Certain domestic and overseas manufacturing sites not directly affected by the disaster have also temporarily reduced operating rates on some production lines to accommodate difficulties with the procurement of raw materials, parts and other supplies. Sony plans to continue to work for the rapid restoration of disrupted production by reallocating inventory of raw materials and parts within the Sony group, using alternative materials or parts, and expanding sourcing for these materials and parts, among other measures.

iii) Research and Development

Note for readers of this English translation:
Excluding the below, there was no significant change from the information presented as the Research and　Development in the Annual Report on Form 20-F filed with the SEC on June 28, 2011.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

Research and development costs for the nine months ended December 31, 2011 totaled 304.9 billion yen. There were no significant changes in research and development activities during the period.

iv) Liquidity and Capital Resources

Note for readers of this English translation:

Excluding the change of the description of the commitment lines and changes in credit ratings discussed below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 28, 2011. The changes are indicated by underline below. Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

Sony typically raises funds through straight bonds, commercial paper programs and bank loans (including syndicated loans); however, in the unlikely event Sony could not access liquidity from these sources, Sony can also draw on committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 737.0 billion yen in committed lines of credit, none of which had been used as of December 31, 2011. Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2014; a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013; and a 1.87 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of global banks, effective until April 2012; in all of which Sony Corporation and its consolidated subsidiary Sony Global Treasury Services Plc are defined as the borrowers. In October 2011, Sony extended by one year the term for the 475 billion yen committed line of credit contracted with a syndicate of Japanese banks. These contracts are aimed at securing sufficient liquidity by enabling Sony to raise funds in a quick and stable manner even in the event of financial and capital market turmoil similar to that which occurred in the period following the fall of 2008.

Ratings

Sony considers one of its management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s Investors Service, Inc. (“Moody’s”) and Standard and Poor’s Rating Services (“S&P”). In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital market.

Sony’s current debt ratings from each agency as of February 14, 2012 are noted below:

	Moody’s	S&P	R&I
Long-term debt	Baa1 (Outlook: negative)	BBB+ (Outlook: negative)	A+ (Outlook: negative)
Short-term debt	P-2	A-2	a-1

v) Property, Plant and Equipment

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly owned subsidiary of Sony Corporation, acquired semiconductor fabrication equipment from Toshiba Corporation for 51,083 million yen in order to increase the production capacity for CMOS image sensors in Sony Semiconductor Kyushu Corporation’s Nagasaki Technology Center. Sony Semiconductor Kyushu Corporation has subsequently changed its company name to Sony Semiconductor Corporation, effective November 1, 2011.

III Company Information
(1) Information on the Company’s Shares
i) Total Number of Shares
1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2011)	As of the filing date of the Quarterly Securities Report (February 14, 2012)
Common stock	1,004,638,164	1,004,638,164	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,638,164	1,004,638,164	—	—

Notes:
1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.
The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the conversion of convertible bonds issued under the former Commercial Code of Japan) during February 2012, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Note for readers of this English translation:
The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended December 31, 2011. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions.
URL: The list of documents previously filed or submitted by the Company
http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Name (Date of resolution of the Board of Directors)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The twenty-second series of Common Stock Acquisition Rights (November 1, 2011)	8,353	835,300
The twenty-third series of Common Stock Acquisition Rights (November 1, 2011)	17,022	1,702,200

iii) Status of the Exercise of Moving Strike Convertible Bonds
Not applicable.

iv) Description of Rights Plan
Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the additional paid-in capital	Balance of the additional paid-in capital
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From October 1 to December 31, 2011	—	1,004,638	—	630,923	—	837,611

Note:	The total number of shares issued, the amount of common stock and the additional paid-in capital did not change during the period from January 1, 2012 to January 31, 2012.

vi) Status of Major Shareholders
(As of December 31, 2011)
Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Moxley and Company *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	70,222	6.99
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	63,574	6.33
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	50,414	5.02
SSBT OD05 Omnibus Account - Treaty Clients *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	24,027	2.39
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	20,756	2.07
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	12,881	1.28
Japan Trustee Services Bank, Ltd. (Trust account 1) *2	1-8-11, Harumi, Chuo-ku, Tokyo	9,724	0.97
State Street Bank - West Pension Fund Clients - Exempt *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	9,669	0.96
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	London, U.K. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	9,337	0.93
Japan Trustee Services Bank, Ltd. (Trust account 6) *2	1-8-11, Harumi, Chuo-ku, Tokyo	9,307	0.93
Total		279,910	27.86

Notes:
*1.	Moxley and Company is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

vii) Status of Voting Rights
1) Shares Issued
(As of December 31, 2011)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,057,300	—	—
Shares with full voting rights (Others)	1,001,017,100	10,010,171	—
Shares constituting less than one full unit	2,563,764	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,004,638,164	—	—
Total voting rights held by all shareholders	—	10,010,171	—

Note:
Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,700 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 197 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of December 31, 2011)
Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,057,300	—	1,057,300	0.11
Total	—	1,057,300	—	1,057,300	0.11

Note:
In addition to the 1,057,300 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in table 1 “Shares Issued” above.

(2) Directors and Corporate Executive Officers
There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2011 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV Financial Statements

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2011	At December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	1,014,412	801,708
Marketable securities	646,171	616,058
Notes and accounts receivable, trade	834,221	926,384
Allowance for doubtful accounts and sales returns	(90,531)	(80,349)
Inventories	704,043	659,446
Other receivables	215,181	173,854
Deferred income taxes	133,059	95,030
Prepaid expenses and other current assets	387,490	450,862
Total current assets	3,844,046	3,642,993

Film costs	275,389	269,953

Investments and advances:
Affiliated companies	221,993	105,968
Securities investments and other	5,670,662	6,056,081
	5,892,655	6,162,049

Property, plant and equipment:
Land	145,968	140,691
Buildings	868,615	824,786
Machinery and equipment	2,016,956	1,939,983
Construction in progress	53,219	30,354
	3,084,758	2,935,814
Less – Accumulated depreciation	2,159,890	2,011,684
	924,868	924,130

Other assets:
Intangibles, net	391,122	363,114
Goodwill	469,005	452,306
Deferred insurance acquisition costs	428,262	432,686
Deferred income taxes	239,587	197,120
Other	460,054	471,649
	1,988,030	1,916,875
Total assets	12,924,988	12,916,000
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2011	At December 31, 2011
LIABILITIES
Current liabilities:
Short-term borrowings	53,737	206,507
Current portion of long-term debt	109,614	254,311
Notes and accounts payable, trade	793,275	663,567
Accounts payable, other and accrued expenses	1,013,037	945,794
Accrued income and other taxes	79,076	122,899
Deposits from customers in the banking business	1,647,752	1,687,534
Other	430,488	414,541
Total current liabilities	4,126,979	4,295,153

Long-term debt	812,235	630,565
Accrued pension and severance costs	271,320	274,845
Deferred income taxes	306,227	261,142
Future insurance policy benefits and other	4,225,373	4,510,316
Other	226,952	270,018
Total liabilities	9,969,086	10,242,039
Redeemable noncontrolling interest	19,323	18,419
Commitments and contingent liabilities

EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2011–Shares authorized: 3,600,000,000, shares issued: 1,004,636,664	630,921
At December 31, 2011–Shares authorized: 3,600,000,000, shares issued: 1,004,638,164		630,923
Additional paid-in capital	1,159,666	1,159,745
Retained earnings	1,566,274	1,352,284
Accumulated other comprehensive income –
Unrealized gains on securities, net	50,336	57,588
Unrealized gains (losses) on derivative instruments, net	(1,589)	185
Pension liability adjustment	(152,165)	(153,122)
Foreign currency translation adjustments	(700,786)	(815,387)
	(804,204)	(910,736)
Treasury stock, at cost
Common stock
At March 31, 2011–1,051,588 shares	(4,670)
At December 31, 2011–1,057,347 shares		(4,632)
	2,547,987	2,227,584
Noncontrolling interests	388,592	427,958
Total equity	2,936,579	2,655,542
Total liabilities and equity	12,924,988	12,916,000

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2010	2011
Sales and operating revenue:
Net sales	4,948,628	4,236,557
Financial services revenue	593,104	603,636
Other operating revenue	58,715	52,593
	5,600,447	4,892,786
Costs and expenses:
Cost of sales	3,729,306	3,278,103
Selling, general and administrative	1,126,212	1,021,213
Financial services expenses	485,631	516,554
(Gain) loss on sale, disposal or impairment of assets and other, net	432	30,269
	5,341,581	4,846,139
Equity in net income (loss) of affiliated companies	14,323	(112,510)
Operating income (loss)	273,189	(65,863)
Other income:
Interest and dividends	8,265	9,084
Gain on sale of securities investments, net	3,463	643
Foreign exchange gain, net	12,203	—
Other	6,025	6,885
	29,956	16,612
Other expenses:
Interest	16,518	17,544
Loss on devaluation of securities investments	7,059	3,155
Foreign exchange loss, net	—	7,436
Other	6,413	5,314
	29,990	33,449
Income (loss) before income taxes	273,155	(82,700)
Income taxes	112,009	74,807
Net income (loss)	161,146	(157,507)
Less - Net income attributable to noncontrolling interests	31,929	43,940
Net income (loss) attributable to Sony Corporation’s stockholders	129,217	(201,447)

	Yen
	Nine months ended December 31
	2010	2011
Per share data:
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	128.76	(200.73)
– Diluted	128.58	(200.73)

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended December 31
	2010	2011
Sales and operating revenue:
Net sales	1,980,721	1,588,421
Financial services revenue	207,030	219,374
Other operating revenue	18,495	15,081
	2,206,246	1,822,876
Costs and expenses:
Cost of sales	1,492,388	1,262,557
Selling, general and administrative	403,047	355,674
Financial services expenses	173,780	186,421
(Gain) loss on sale, disposal or impairment of assets and other, net	2,099	1,155
	2,071,314	1,805,807
Equity in net income (loss) of affiliated companies	2,590	(108,797)
Operating income (loss)	137,522	(91,728)
Other income:
Interest and dividends	2,585	2,469
Gain on sale of securities investments, net	888	323
Other	2,716	1,613
	6,189	4,405
Other expenses:
Interest	4,556	4,983
Loss on devaluation of securities investments	376	2,341
Foreign exchange loss, net	5,528	9,386
Other	1,716	1,881
	12,176	18,591
Income (loss) before income taxes	131,535	(105,914)
Income taxes	47,590	28,916
Net income (loss)	83,945	(134,830)
Less - Net income attributable to noncontrolling interests	11,611	24,138
Net income (loss) attributable to Sony Corporation’s stockholders	72,334	(158,968)

	Yen
	Three months ended December 31
	2010	2011
Per share data:
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	72.08	(158.40)
– Diluted	71.96	(158.40)

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2010	2011
Cash flows from operating activities:
Net income (loss)	161,146	(157,507)
Adjustments to reconcile net income (loss) to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	245,637	244,283
Amortization of film costs	170,386	124,263
Stock-based compensation expense	1,436	1,604
Accrual for pension and severance costs, less payments	(18,979)	9,636
(Gain) loss on sale, disposal or impairment of assets and other, net	432	30,269
Loss on sale or devaluation of securities investments, net	3,596	2,512
Loss on revaluation of marketable securities held in the financial service business for trading purposes, net	15,032	19,300
Loss on revaluation or impairment of securities investments held in the financial service business, net	2,345	8,762
Deferred income taxes	(5,738)	(53,716)
Equity in net (income) losses of affiliated companies, net of dividends	(13,409)	129,544
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(223,114)	(150,924)
Increase in inventories	(161,059)	(7,055)
Increase in film costs	(175,574)	(136,785)
Increase (decrease) in notes and accounts payable, trade	83,727	(90,908)
Increase in accrued income and other taxes	38,312	31,466
Increase in future insurance policy benefits and other	190,550	224,435
Increase in deferred insurance acquisition costs	(51,898)	(53,961)
Increase in marketable securities held in the financial service business for trading purposes	(26,778)	(25,595)
Increase in other current assets	(96,887)	(22,904)
Increase in other current liabilities	125,478	25,900
Other	139,270	131,172
Net cash provided by operating activities	403,911	283,791
(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Nine months ended December 31
	2010	2011
Cash flows from investing activities:
Payments for purchases of fixed assets	(208,803)	(272,614)
Proceeds from sales of fixed assets	12,628	16,955
Payments for investments and advances by financial service business	(1,201,350)	(737,689)
Payments for investments and advances (other than financial service business)	(14,772)	(16,907)
Proceeds from sales or return of investments and collections of advances by financial service business	731,765	372,619
Proceeds from sales or return of investments and collections of advances (other than financial service business)	12,259	22,820
Proceeds from sales of businesses	86,311	2,502
Other	(443)	5,146
Net cash used in investing activities	(582,405)	(607,168)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,341	18,961
Payments of long-term debt	(173,978)	(96,887)
Increase in short-term borrowings, net	18,221	158,340
Increase in deposits from customers in the financial service business, net	164,601	111,494
Increase in call money and bills sold in the banking business, net	10,000	—
Dividends paid	(25,112)	(25,108)
Other	(5,336)	(7,305)
Net cash provided by (used in) financing activities	(10,263)	159,495
Effect of exchange rate changes on cash and cash equivalents	(83,086)	(48,822)
Net decrease in cash and cash equivalents	(271,843)	(212,704)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412
Cash and cash equivalents at end of the period	919,765	801,708

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while Sony Corporation’s foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.

(1) Recently adopted accounting pronouncements:

Goodwill impairment testing for reporting units with zero or negative carrying amounts -

In December 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance is effective for Sony as of April 1, 2011. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosure of supplementary pro forma information for business combinations -

In December 2010, the FASB issued new accounting guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure. The new guidance requires disclosure of revenue and income of the combined entity as though the business combination occurred as of the beginning of the comparable prior reporting period. The guidance also expands the supplemental pro forma disclosure to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The guidance is effective for Sony as of April 1, 2011. Since this guidance impacts disclosures only, its adoption did not have a material impact on Sony’s results of operations and financial position.

(2) Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(3) Out of period adjustment:

In the first quarter of the fiscal year ending March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary. The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ending March 31, 2012. The adjustment, substantially all of which related to the Consumer Products & Services segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, increased loss before income taxes in consolidated statements of income by 4,413 million yen for the nine months ended December 31, 2011. Sony determined that the adjustment was not material to the consolidated financial statements for the three and nine months ended December 31, 2011 or any prior annual or interim periods, and is not expected to be material to the annual results for the year ending March 31, 2012.

(4) Tax rate change in Japan:

During the three months ended December 31, 2011, the Japanese legislature enacted tax law changes which include lowering the national tax rate. These tax law changes take effect for Sony from the beginning of the fiscal year ending March 31, 2013. However, since the accounting for income taxes requires the measurement of deferred tax assets and liabilities using the enacted tax rates, the tax law changes resulted in a net deferred tax benefit of 32,729 million yen for the three months ended December 31, 2011.

(5) Reclassifications:

Certain reclassifications of the financial statements for the prior year have been made to conform to the presentation for the nine and three months ended December 31, 2011. These reclassifications included the separate presentation of other receivables, which were previously included within prepaid expenses and other assets on the consolidated balance sheets.　Other receivables include receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers.

2. Marketable securities and securities investments
Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2011				December 31, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,124,704	24,032	(4,971)	1,143,765	1,033,969	54,311	(904)	1,087,376

Japanese local government bonds	22,845	184	(64)	22,965	25,559	168	(24)	25,703

Japanese corporate bonds	332,567	1,511	(440)	333,638	301,131	1,609	(379)	302,361

Foreign corporate bonds	332,616	4,872	(11,368)	326,120	355,659	2,809	(13,651)	344,817

Other	7,941	109	(117)	7,933	22,327	787	(66)	23,048
	1,820,673	30,708	(16,960)	1,834,421	1,738,645	59,684	(15,024)	1,783,305

Equity securities	84,417	69,073	(3,447)	150,043	70,833	53,011	(6,690)	117,154

Held-to-maturity securities:
Japanese national government bonds	2,902,342	22,420	(48,149)	2,876,613	3,262,508	161,355	(5,233)	3,418,630

Japanese local government bonds	18,912	218	(2)	19,128	13,732	294	—	14,026

Japanese corporate bonds	32,349	158	(67)	32,440	31,580	1,627	—	33,207

Foreign corporate bonds	47,330	13	(3)	47,340	40,027	9	—	40,036
	3,000,933	22,809	(48,221)	2,975,521	3,347,847	163,285	(5,233)	3,505,899

Total	4,906,023	122,590	(68,628)	4,959,985	5,157,325	275,980	(26,947)	5,406,358

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	At March 31, 2011
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	189,320	186,482	—	375,802
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,143,765	—	1,143,765
Japanese local government bonds	—	22,965	—	22,965
Japanese corporate bonds	—	329,057	4,581	333,638
Foreign corporate bonds	—	306,070	20,050	326,120
Other	—	7,933	—	7,933
Equity securities	141,408	4,667	3,968	150,043
Other investments *1	5,459	51	70,058	75,568
Derivative assets *2	—	15,110	—	15,110
Total assets	336,187	2,016,100	98,657	2,450,944
Liabilities:
Derivative liabilities *2	—	33,759	—	33,759
Total liabilities	—	33,759	—	33,759

	Yen in millions
	At December 31, 2011
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	179,587	201,575	—	381,162
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,087,376	—	1,087,376
Japanese local government bonds	—	25,703	—	25,703
Japanese corporate bonds	—	298,744	3,617	302,361
Foreign corporate bonds	—	331,602	13,215	344,817
Other	—	22,741	307	23,048
Equity securities	108,929	4,275	3,950	117,154
Other investments *1	4,900	51	60,970	65,921
Derivative assets *2	—	18,807	—	18,807
Total assets	293,416	1,990,874	82,059	2,366,349
Liabilities:
Derivative liabilities *2	—	36,114	—	36,114
Total liabilities	—	36,114	—	36,114

*1 Other investments include certain private equity investments and certain hybrid financial instruments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

4. Supplemental equity and comprehensive income information

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2010 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	2,965,905	319,650	3,285,555
Exercise of stock acquisition rights	132	14	146
Stock-based compensation	1,365		1,365
Comprehensive income:
Net income	129,217	31,929	161,146
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(1,293)	1,180	(113)
Unrealized losses on derivative instruments	(332)		(332)
Pension liability adjustment	8,302		8,302
Foreign currency translation adjustments	(170,422)	(909)	(171,331)
Total comprehensive income (loss)	(34,528)	32,200	(2,328)
Dividends declared	(12,544)	(5,280)	(17,824)
Transactions with noncontrolling interests shareholders and other	46	(168)	(122)
Balance at December 31, 2010	2,920,376	346,416	3,266,792

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2011 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	2,547,987	388,592	2,936,579
Exercise of stock acquisition rights	4	163	167
Stock-based compensation	1,548		1,548
Comprehensive income:
Net income (loss)	(201,447)	43,940	(157,507)
Other comprehensive income, net of tax ―
Unrealized gains on securities	7,252	2,546	9,798
Unrealized gains on derivative instruments	1,774		1,774
Pension liability adjustment	(957)		(957)
Foreign currency translation adjustments	(114,601)	(1,009)	(115,610)
Total comprehensive income (loss)	(307,979)	45,477	(262,502)
Dividends declared	(12,545)	(6,515)	(19,060)
Transactions with noncontrolling interests shareholders and other	(1,431)	241	(1,190)
Balance at December 31, 2011	2,227,584	427,958	2,655,542

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the nine months ended December 31, 2010 and 2011.

5. Thai floods

In October 2011, certain of Sony’s Thailand subsidiaries temporarily closed operations due to significant floods. The disaster caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located in Thailand. In addition, the floods impacted the operations of certain Sony subsidiaries in Japan and other countries.

For the three months ended December 31, 2011, Sony has incurred incremental losses and expenses including repair, removal and cleaning costs directly related to the damage caused by the disaster of 8,859 million yen, including the disposal or impairment of fixed assets of 5,816 million yen. These losses and expenses are primarily recorded within (gain) loss on sale, disposal or impairment of assets and other, net in the consolidated statements of income and are offset by insurance recoveries as described below. The restoration costs anticipated to occur on or after January 1, 2012 were not recorded in the three months ended December 31, 2011 and will be recorded when the services are rendered and liabilities incurred. In addition, Sony also incurred other losses and expenses of 4,619 million yen, which included idle facility costs at manufacturing sites and other additional expenses. These losses and expenses were mainly recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies which cover certain damage directly caused by the floods for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets and inventories, additional expenses including removal and cleaning costs and provide business interruption coverage, including opportunity losses. For the three months ended December 31, 2011, Sony recorded insurance receivables of 4,867 million yen, representing a portion of the unreimbursed insurance claims that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period. The insurance receivables recorded substantially all relate to damaged assets and inventories, and include no amounts for business interruption or opportunity losses. Sony concluded that the recoveries from insurance claims are probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers have the financial ability to pay the claims. These receivables are primarily recorded within prepaid expenses and other current assets in the consolidated balance sheets.

6. Acquisitions

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly owned subsidiary of Sony Corporation, acquired from Toshiba Corporation (“Toshiba”) for 57,451 million yen semiconductor fabrication equipment and certain related assets.　Sony Semiconductor Kyushu Corporation has subsequently changed its company name to Sony Semiconductor Corporation, effective November 1, 2011.　 Sony’s goal in acquiring the assets is to further strengthen its production capacity for CMOS image sensors.

The assets were operated by Nagasaki Semiconductor Manufacturing Corporation (“NSM”), a joint venture among Toshiba, Sony Corporation and Sony Computer Entertainment Inc., a wholly owned subsidiary of Sony Corporation. Subsequent to the acquisition, Sony entered into a three year sale and leaseback transaction regarding certain of the acquired machinery and equipment with its equity interest affiliate, SFI Leasing Company, Limited, and received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition. These transactions are included within other in the investing activities section of the consolidated statements of cash flows.

In connection with the acquisition, Toshiba and Sony terminated their NSM joint venture relationship. Sony also entered into a supply arrangement to manufacture and supply system LSIs to Toshiba for one year following the acquisition.

The following table summarizes the estimated fair values of the assets acquired at the acquisition date.

Yen in millions
Acquired assets recorded at fair value
Inventories	4,370
Other current assets	82
Machinery and equipment	51,083
Intangibles	1,223
Other noncurrent assets	693
Total acquired assets	57,451

As the purchase price was fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, there was no goodwill recorded as part of the acquisition. The unaudited supplemental pro forma results of operations have not been presented because the effect of the acquisition was not material.

7. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the nine and three months ended December 31, 2010 and 2011 is as follows:

	Yen in millions
	Nine months ended December 31
	2010	2011
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	129,217	(201,447)

	Thousands of shares
Weighted-average shares outstanding	1,003,552	1,003,579
Effect of dilutive securities:
Stock acquisition rights	286	—
Convertible bonds	1,136	—
Weighted-average shares for diluted EPS computation	1,004,974	1,003,579

	Yen
Basic EPS	128.76	(200.73)
Diluted EPS	128.58	(200.73)

Potential shares of common stock upon the exercise of stock acquisition rights and convertible bonds, which were excluded from the computation of diluted EPS for the nine months ended December 31, 2010 and 2011 were 17,572 thousand shares and 22,424 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the nine months ended December 31, 2010 since the exercise price for those shares was in excess of the average market value of Sony Corporation’s common stock during the period, and all potential shares were excluded as anti-dilutive for the nine months ended December 31, 2011 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.

	Yen in millions
	Three months ended December 31
	2010	2011
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	72,334	(158,968)

	Thousands of shares
Weighted-average shares outstanding	1,003,562	1,003,581
Effect of dilutive securities:
Stock acquisition rights	470	—
Convertible bonds	1,136	—
Weighted-average shares for diluted EPS computation	1,005,168	1,003,581

	Yen
Basic EPS	72.08	(158.40)
Diluted EPS	71.96	(158.40)

Potential shares of common stock upon the exercise of stock acquisition rights and convertible bonds, which were excluded from the computation of diluted EPS for the three months ended December 31, 2010 and 2011 were 18,913 thousand shares and 22,424 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the three months ended December 31, 2010 since the exercise price for those shares was in excess of the average market value of Sony Corporation’s common stock during the period, and all potential shares were excluded as anti-dilutive for the three months ended December 31, 2011 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.

8. Commitments, contingent liabilities and other

(1) Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of December 31, 2011, the total unused portion of the lines of credit extended under these contracts was 19,484 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at December 31, 2011 amounted to 274,378 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of December 31, 2011, such commitments outstanding were 44,069 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within 5 years. As of December 31, 2011, these subsidiaries were committed to make payments under such contracts of 96,894 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly within 5 years. As of December 31, 2011, these subsidiaries were committed to make payments of 42,848 million yen under such long-term contracts.

In addition to the above, Sony has other commitments as follows:

On October 27, 2011, Sony Corporation and Telefonaktiebolaget LM Ericsson (“Ericsson”) agreed that Sony Corporation will acquire Ericsson’s 50 percent stake in Sony Ericsson Mobile Communications AB (“Sony Ericsson”), making the mobile handset business a wholly-owned subsidiary of Sony Corporation. The transaction also provides Sony with a broad intellectual property cross-licensing agreement as well as ownership of five essential patent families relating to wireless handset technology. As part of the transaction, Sony agreed to pay cash consideration of 1.05 billion euros. The transaction is subject to customary closing conditions, including regulatory approvals.

On November 11, 2011, an investor group including Sony (the “Group”) executed a definitive agreement with Citigroup, Inc. (“Citi”) whereby the Group will acquire EMI Music Publishing from Citi for total consideration of 2.2 billion U.S. dollars. The transaction is subject to certain closing conditions, including regulatory approvals. Sony will invest approximately 325 million U.S. dollars and own approximately 38% of the newly formed entity that will acquire EMI Music Publishing, with an ability to increase the investment and ownership up to 40%.

(2) Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 94,708 million yen at December 31, 2011. The major components of these contingent liabilities are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S.-based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. At December 31, 2011, the fair value of the collateral exceeded 303 million U.S. dollars.

Sony has agreed to guarantee a portion of Sony Ericsson’s debt and its facilities up to a maximum of 225 million euros. At December 31, 2011, Sony has guaranteed 22,770 million yen (225 million euros) for a portion of Sony Ericsson’s debt under this arrangement. These guarantees expire by September 2012.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ is investigating competition in the secondary batteries market. Based on the current stage of the proceeding, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning earlier in 2011, the network services of PlayStation®Network, QriocityTM, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of February 14, 2012, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the current stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives. Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the current stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome of such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

(3) Redeemable noncontrolling interest:

In April 2009, Sony sold a portion of its 50% ownership interest in Game Show Network, LLC (“GSN”), which operates a U.S. cable network and online business, to the other investor in GSN. In March 2011, Sony acquired an additional 5% equity interest in GSN from the successor in interest to the other investor (the “Current Investor”). As part of the acquisition, Sony obtained a controlling interest in GSN and, as a result, consolidated GSN. In addition to acquiring the additional 5% equity interest in GSN, Sony granted a put right to the Current Investor for an additional 18% interest in GSN. The put right is exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days. The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. The portion of the noncontrolling interest that can be put to Sony is accounted for as redeemable securities because redemption is outside of Sony’s control and is reported in the mezzanine equity section in the consolidated balance sheets at December 31, 2011.

9. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman, Chief Executive Officer and President.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments. In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solution (“PDS”) segment.

The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business. The equity results of S-LCD Corporation are also included within the CPS segment. The PDS segment includes professional solutions, semiconductors and components. There are no modifications to the Pictures, Music and Financial Services segments and All Other is substantially unchanged. The equity results of Sony Ericsson continue to be presented as a separate segment. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

Business segments –

Sales and operating revenue:

	Yen in millions
	Nine months ended December 31
	2010	2011
Sales and operating revenue:
Consumer Products & Services -
Customers	3,034,290	2,441,115
Intersegment	64,892	67,369
Total	3,099,182	2,508,484
Professional, Device & Solutions -
Customers	813,493	731,267
Intersegment	359,686	255,933
Total	1,173,179	987,200
Pictures -
Customers	425,886	474,053
Intersegment	—	230
Total	425,886	474,283
Music -
Customers	351,149	327,397
Intersegment	9,942	9,277
Total	361,091	336,674
Financial Services -
Customers	593,104	603,636
Intersegment	6,886	2,197
Total	599,990	605,833
All Other -
Customers	302,007	277,171
Intersegment	54,100	49,221
Total	356,107	326,392
Corporate and elimination	(414,988)	(346,080)
Consolidated total	5,600,447	4,892,786

CPS intersegment amounts primarily consist of transactions with All Other.

PDS intersegment amounts primarily consist of transactions with the CPS segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended December 31
	2010	2011
Sales and operating revenue:
Consumer Products & Services -
Customers	1,299,147	970,251
Intersegment	19,450	26,260
Total	1,318,597	996,511
Professional, Device & Solutions -
Customers	272,630	243,288
Intersegment	110,762	60,843
Total	383,392	304,131
Pictures -
Customers	149,016	160,426
Intersegment	—	127
Total	149,016	160,553
Music -
Customers	136,229	119,671
Intersegment	3,603	3,747
Total	139,832	123,418
Financial Services -
Customers	207,030	219,374
Intersegment	2,093	722
Total	209,123	220,096
All Other -
Customers	115,193	103,798
Intersegment	22,215	19,799
Total	137,408	123,597
Corporate and elimination	(131,122)	(105,430)
Consolidated total	2,206,246	1,822,876

CPS intersegment amounts primarily consist of transactions with All Other.

PDS intersegment amounts primarily consist of transactions with the CPS segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Nine months ended December 31
	2010	2011
Operating income (loss):
Consumer Products & Services	93,024	(118,606)
Professional, Device & Solutions	49,593	(24,816)
Pictures	2,733	25,621
Music	35,081	33,680
Financial Services	105,719	85,764
Equity in net income (loss) of Sony Ericsson	3,633	(46,160)
All Other	6,191	457
Total	295,974	(44,060)
Corporate and elimination	(22,785)	(21,803)
Consolidated operating income (loss)	273,189	(65,863)
Other income	29,956	16,612
Other expenses	(29,990)	(33,449)
Consolidated income (loss) before income taxes	273,155	(82,700)

	Yen in millions
	Three months ended December 31
	2010	2011
Operating income (loss):
Consumer Products & Services	63,528	(85,739)
Professional, Device & Solutions	9,003	(14,809)
Pictures	4,697	715
Music	19,485	15,260
Financial Services	32,734	32,590
Equity in net income (loss) of Sony Ericsson	409	(43,079)
All Other	9,013	6,963
Total	138,869	(88,099)
Corporate and elimination	(1,347)	(3,629)
Consolidated operating income (loss)	137,522	(91,728)
Other income	6,189	4,405
Other expenses	(12,176)	(18,591)
Consolidated income (loss) before income taxes	131,535	(105,914)

Operating income is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

Other Significant Items:

The following tables include a breakdown of sales and operating revenue to external customers by product category in the CPS and PDS segments. The CPS and PDS segments are each managed as a single operating segment by Sony’s management.

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2010	2011
Consumer Products & Services
Televisions	969,669	693,968
Home Audio and Video	232,003	197,685
Digital Imaging	523,200	394,057
Personal and Mobile Products	659,490	569,402
Game	636,512	575,126
Other	13,416	10,877
Total	3,034,290	2,441,115

Professional, Device & Solutions
Professional Solutions	214,758	209,226
Semiconductors	276,914	283,022
Components	314,911	229,796
Other	6,910	9,223
Total	813,493	731,267

Pictures	425,886	474,053
Music	351,149	327,397
Financial Services	593,104	603,636
All Other	302,007	277,171
Corporate	80,518	38,147
Consolidated total	5,600,447	4,892,786

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2010	2011
Consumer Products & Services
Televisions	416,914	238,194
Home Audio and Video	110,888	89,857
Digital Imaging	188,477	120,179
Personal and Mobile Products	257,125	223,720
Game	323,078	291,719
Other	2,665	6,582
Total	1,299,147	970,251

Professional, Device & Solutions
Professional Solutions	73,398	75,305
Semiconductors	93,187	89,054
Components	104,060	76,273
Other	1,985	2,656
Total	272,630	243,288

Pictures	149,016	160,426
Music	136,229	119,671
Financial Services	207,030	219,374
All Other	115,193	103,798
Corporate	27,001	6,068
Consolidated total	2,206,246	1,822,876

Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2012. In connection with the realignment, all prior period sales amounts by product category in the tables above have been restated to conform to the current presentation. In the CPS segment, Televisions includes LCD televisions; Home Audio and Video includes home audio, Blu-ray disc players and recorders; Digital Imaging includes compact digital cameras, video cameras and interchangeable single lens cameras; Personal and Mobile Products includes personal computers and memory-based portable audio devices; and Game includes game consoles, software and online services. In the PDS segment, Professional Solutions includes broadcast- and professional-use products; Semiconductors includes image sensors and small- and medium-sized LCD panels; and Components includes batteries, recording media and data recording systems.

Geographic Information –

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Nine months ended December 31
Sales and operating revenue	2010	2011
Japan	1,648,955	1,525,999
United States	1,142,356	920,739
Europe	1,218,525	961,719
China	437,083	386,567
Asia-Pacific	562,151	490,359
Other Areas	591,377	607,403
Total	5,600,447	4,892,786

	Yen in millions
	Three months ended December 31
Sales and operating revenue	2010	2011
Japan	654,682	557,525
United States	444,892	349,785
Europe	539,875	401,391
China	137,324	118,360
Asia-Pacific	198,091	159,137
Other Areas	231,382	236,678
Total	2,206,246	1,822,876

The 2010 geographic information in the tables above has been restated to reflect the change in geographic classification.

Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia and Spain
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts that Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2010 and 2011.

10. Subsequent events

On January 19, 2012, Sony sold to Samsung Electronics Co., Ltd. (“Samsung”) all of its shares of S-LCD Corporation (“S-LCD”), the LCD panel manufacturing joint venture owned by the two companies, and received cash consideration of 72,348 million yen (1.07 trillion Korean won) from Samsung. An other-than-temporary impairment loss of 63,414 million yen was recorded by Sony on its shares of S-LCD in the three months ended December 31, 2011.

(2) Other Information

(1) Dividends declared
An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on November 1, 2011 as below:

1. Total amount of interim cash dividends:

12,545 million yen

2. Amount of interim cash dividend per share:

12.50 yen

3. Payment date:

December 1, 2011

Interim cash dividends for the fiscal year ending March 31, 2012 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2011.

(2) Litigation
In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ is investigating competition in the secondary batteries market. Based on the current stage of the proceeding, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning earlier in 2011, the network services of PlayStation®Network, QriocityTM, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of February 14, 2012, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the current stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives. Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the current stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome of such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

February 14, 2011